

Mail Stop 4628

October 13, 2017

Via E-Mail
Jose A. Bayardo
Senior Vice President and Chief Financial Officer
National Oilwell Varco, Inc.
7909 Parkwood Circle Dr.
Houston, TX 77036

> **Re:** **National Oilwell Varco, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 17, 2017**
> **File No. 1-12317**

Dear Mr. Bayardo:

We refer you to our comment letter dated September 22, 2017 regarding potential business contacts with Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
Assistant Director